

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 19, 2016

Viktor Zeziulia
Chief Executive Officer
Inbit Corp.
Av. Amazonas N41-125 Y Isla Baltra
Quito, Ecuador

>   **Re: Inbit Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 5, 2016**
>   **File No. 333-209497**

Dear Mr. Zeziulia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2016 letter.

General

1.   We note your response to prior comment 1 and reissue the comment. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we consider your limited revenues to date of $4,500 and your $50 in cash as of December 31, 2015 to be nominal. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please revise the second line of the third paragraph to read, "…the financial position of Inbit Corp. as of December 31, 2015 and 2014…"

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal
                                        Office of Information Technologies
                                        and Services